Mail Stop 3010

June 19, 2009

Robert H. Baum
Executive Vice President and General Counsel
The Inland Real Estate Group, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Diversified Real Estate Trust, Inc.**
> **Amendment 3 to Registration Statement on Form S-11**
> **Filed May 29, 2009**
> **File No. 333-153356**

Dear Mr. Baum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 26

1.   We note your revised disclosure in the second risk factor on page 53. We note that the narrative of the risk factor includes mitigating language. Please revise this risk factor to discuss only the risk presented. You may discuss these mitigating factors elsewhere in the prospectus.

Compensation Table, page 61

2.   We note your response to comment 6 of our letter dated May 1, 2009. In response to our comment, you provide disclosure of the maximum amount of acquisition expenses that you may reimburse, based on a maximum leverage amount of 55%. However, on page 2, you indicate that the maximum leverage is 75%. Please revise or add disclosure based on the maximum leverage amount of 75%. Please make similar revisions to your disclosure regarding your Use of Proceeds in footnote 3 on pages 16 and 77.

Sales Literature

General

3.   We note, in multiple pieces of your sales literature, you state: "No investor has received less than their contributed capital." Please provide support for this statement, or remove it. To the extent you provide support for this statement, please clarify at each point in the sales material that you make this statement that past results are not indicative of future performance.

Website

4.   Please revise the cover page of the website to include a link to your prospectus and a separate link to your risk factors.

5.   In the disclosure regarding Ms. Gujral, you continue to refer to her as your president. I note that this reference was eliminated in your prospectus. Please revise your disclosure, as appropriate, to address this discrepancy.

6.   On the page entitled "Distributions," please add disclosure that, to the extent you use financing or proceeds from the offering to pay distributions, you will have less money available to invest in properties or other real-estate related investments.

Marketing Material for Broker-Dealer Use Only

Inland Diversified Communication

7.   Please add summary risk factors.

Postcards

8.   In each of the postcards, please add summary risk factors. With regard to the
        postcards that specifically reference distributions, please add a summary risk
        factor that addresses the following points:

        a.   You may not pay distributions on a monthly basis.

        b.   You may pay distributions using financing or the proceeds from this
                offering.

        c.   To the extent you use financing or proceeds from the offering to pay
                distributions, you will have less money available to invest in properties
                or other real-estate related investments.

        Please make similar changes to the sales literature for investor use.

Marketing Material for Investor Use

Direct Investment Profile

9.   In the section, "Future Liquidity," please clarify which events are subject to
        shareholder approval.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Staff Accountant, at (202)551-3295 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Michael J. Choate, Esq. (*via facsimile*)